Exhibit 1

MTS Receives 2017 Unified Communications Product of the Year Award

TEM Suite Honored for Exceptional Innovation

RA'ANANA, Israel / River Edge, NJ, USA – May 17, 2017 — MTS - Mer Telemanagement Solutions Ltd. (NASDAQ Capital Market: MTSL), a global provider of telecommunications expense management (TEM) and enterprise mobility management (EMM) solutions, and video advertising solutions for online and mobile platforms, announced today that TMC, a global, integrated media company, has named MTS TEM Suite as the 2017 Unified Communications Product of the Year Award winner.

MTS TEM Suite is a fully integrated Communications Lifecycle Management solution that includes a TEM, EMM and Unified Communications & Collaboration Management (UCCM) cloud suite and a flexible managed service offering. With MTS TEM Suite, companies of all sizes and industries can benefit from increased operational efficiency and effectiveness, corporate mobile security governance and policy compliance, communications cost reduction and 360-degree visibility into their communications environment. The platform’s modular design and flexible managed services offering allows companies to outsource their entire Communication Lifecycle, or only outsource selective processes depending on each company’s unique business needs.

“We are honored to have our TEM Suite solution recognized by TMC with the Unified Communications & Collaboration Product of the Year Award,” said Josef Brikman, President at MTS. “Today’s IT organizations are tasked with managing diverse communication technologies and resources. TEM Suite provides those IT organizations with a single solution to strategically manage those diverse technologies and resources and ensure they have the operational controls needed to reduce costs, mitigate corporate risk, and increase employee productivity by gathering insights from all internal or external communication methods such as: voice, messaging, video, file sharing, app sharing and more.”

TEM Suite’s specific communication lifecycle management capabilities include: procurement, provisioning, wireless help desk, IT asset management, invoice auditing, bill management, mobile device management (MDM), BYOD (bring your own device) management, wireline and wireless usage capture, wireless optimization, bill payment, contract negotiation and management, dispute resolution and management, allocation and chargeback, call accounting, private calls management, tenant resale and billing, and full lifecycle reporting and dashboards.

“It gives me great pleasure to honor MTS as a 2017 recipient of TMC’s Unified Communications Product of the Year Award for their innovative product, TEM Suite,” said Rich Tehrani, CEO, TMC. “Our Judges were very impressed with the ingenuity and excellence displayed by MTS in their groundbreaking work on TEM Suite.”

Winners of the 2017 Unified Communications Product of the Year Award will be announced online and highlighted in INTERNET TELEPHONY magazine.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a provider of video advertising solutions for online and mobile platforms through Vexigo as well as a provider of innovative products and services for telecom expense management (TEM), enterprise mobility management (EMM), mobile virtual network operators and enablers (MVNO/MVNE), billing mobile money services and solutions and an IOT/M2M enablement platform used by mobile service providers. Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in Israel, the United States and Hong Kong and through distribution channels.

Vexigo (www.vexigo.com) is a global provider of online video advertising software and services delivering compelling results through a propriety in-house technology and an easy-to-use and very effective publishing platform specifically designed for content publishers.

For more information, please visit the MTS web site: www.mtsint.com.

About INTERNET TELEPHONY magazine

INTERNET TELEPHONY has been the IP Communications Authority since 1998™. Beginning with the first issue, INTERNET TELEPHONY magazine has been providing unbiased views of the complicated converged communications space. For more information, please visit www.itmag.com. Follow INTERNET TELEPHONY magazine on Twitter or join our Linked In group. Subscribe or visit www.itmag.com.

About TMC

Global buyers rely on TMC’s content-driven marketplaces to make purchase decisions and navigate markets. This presents branding, thought leadership and lead generation opportunities for vendors/sellers.

TMC’s Marketplaces:

•	Unique, turnkey Online Communities boost search results, establish market validation, elevate brands and thought leadership, while minimizing ad-blocking.

•	Unique, turnkey Online Communities boost search results, establish market validation, elevate brands and thought leadership, while minimizing ad-blocking.

•	Custom Lead Programs uncover sales opportunities and build databases.

•	In-Person and Online Events boost brands, enhance thought leadership and generate leads.

•	Publications, Display Advertising and Newsletters bolster brand reputations.

•	Custom Content provides expertly ghost-crafted blogs, press releases, articles and marketing collateral to help with SEO, branding, and overall marketing efforts.

•	Comprehensive Event and Road Show Management Services help companies meet potential clients and generate leads face-to-face.

For more information about TMC and to learn how we can help you reach your marketing goals, please visit www.tmcnet.com.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission.

MTS Contacts: Michelle Reynoso

Marketing Coordinator

(800) 745-8725

Michelle.Reynoso@mtsint.com

TMC Contact:
Stephanie Thompson
Manager
203-852-6800, ext. 139
sthompson@tmcnet.com